UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Digital Safe Announcement, dated 01 February 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

1 February 2022
Micro Focus International plc
Completion of sale of the Digital Safe Business

Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, is pleased to announce the completion of the disposal  (the "Disposal") of its Archiving and Risk Management portfolio (the "Digital Safe Business") to Smarsh Inc. ("Smarsh").

The proposed sale of the Digital Safe Business was first announced on 03 November 2021. The Disposal has now completed, in line with the previously communicated timeframe and the proceeds have been received (subject to customary completion accounts adjustments based on net debt and working capital).

It is the intention of the Board to use the net proceeds of the Disposal, estimated at $335m net of fees, taxation and separation costs to reduce gross debt. In addition, as part of the transaction, lease obligations totalling approximately $40m at 31 October 2021 will transfer to Smarsh further reducing the Group's net debt.

Stephen Murdoch, CEO Micro Focus, commented: "We are pleased to have completed the Disposal of Digital Safe in line with our original timetable. This Disposal demonstrates the value within of our broad portfolio and is a clear example of how our approach to customer-centric innovation can lead to value creation over the long term.

Archiving and Risk Management is changing rapidly and becoming an increasingly specialised area. We believe through this combination with Smarsh, a leading innovator in this area, our Digital Safe customers and employees will see significant benefits and be better served for the long term. I would like to thank the Digital Safe team for their contribution to Micro Focus and to wish them continued success."

Enquiries:
Micro Focus                                                                        Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                                       Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor Relations

Brunswick                                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

About Smarsh
Smarsh is a recognized global leader in electronic communications archiving solutions for regulated organizations. It provides innovative capture, archiving, e-discovery, and supervision solutions across the industry's widest breadth of communication channels.

Scalable for organizations of all sizes, the Smarsh platform enables businesses to embrace innovation and manage risk. Smarsh customers can strategically future-proof as new communication channels are adopted, and can realize more insight and value from the data in their archive. Customers strengthen their compliance and e-discovery initiatives, and benefit from the productive use of email, social media, mobile/text messaging, instant messaging and collaboration, web, and voice channels.

For more information, visit www.smarsh.com.

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 01 February 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer